UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                NATCO GROUP, INC.
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   63227W 20 3
                                 --------------
                                 (CUSIP Number)



                                December 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)





-------------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CAPRICORN INVESTORS II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  3,095,023
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              3,095,023
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,095,023

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

         EXCLUDES CERTAIN SHARES                                  [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  19.57%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  PN

--------------------------------------------------------------------------------

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CAPRICORN HOLDINGS, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  3,095,023
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              3,095,023
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,095,023

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

         EXCLUDES CERTAIN SHARES                                  [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  19.57%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  OO

--------------------------------------------------------------------------------

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CAPRICORN HOLDINGS, INC.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  1,835,951
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              0
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              1,835,951
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,835,951

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

         EXCLUDES CERTAIN SHARES                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  11.62%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  CO

--------------------------------------------------------------------------------

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HERBERT S. WINOKUR, JR.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        4,957,402
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  -0-
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              4,957,402
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              -0-
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,957,402

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

         EXCLUDES CERTAIN SHARES                                  [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  31.35%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN

--------------------------------------------------------------------------------

Item 1.

         (a)  Name of Issuer:

                  NATCO Group, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                  2950 North Loop West
                  7th Floor
                  Houston, TX 77092

Item 2.

         (a)  Name of Persons Filing:

                  Capricorn Investors II, L.P.
                  Capricorn Holdings, LLC
                  Capricorn Holdings, Inc.
                  Herbert S. Winokur, Jr.

         (b)  Address of Principal Business Office or, if none, Residence:

                  The principal business office of all of the filing parties is 30 East Elm Street, Greenwich, CT 06830.

         (c)  Citizenship:

                  Capricorn Investors II, L.P. is a Delaware limited partnership. Capricorn Holdings, LLC is a Delaware limited liability company and the general partner of Capricorn Investors II, L.P. Capricorn Holdings, Inc. is a Delaware corporation. Herbert S. Winokur, Jr. is a citizen of the United States.

         (d)  Title of Class of Securities:

                  Common stock, par value $0.01 per share.

         (e)  CUSIP Number:

                  63227W 20 3

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h) [ ]  A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 4,957,402 shares.

         (b) Percent of class: 31.35%.

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 4,957,402 shares.

                  (ii)  Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of:
                        4,957,402 shares.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        -0-.

Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                  SEE EXHIBIT 1

Item 8.  Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10. Certification.

                                 NOT APPLICABLE

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003                CAPRICORN INVESTORS II, L.P.

                                       By: CAPRICORN HOLDINGS, LLC, its General
                                           Partner



                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


Dated: February 5, 2003                CAPRICORN HOLDINGS, LLC



                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


Dated: February 5, 2003                CAPRICORN HOLDINGS, INC.



                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: President


Dated: February 5, 2003                /s/ HERBERT S. WINOKUR, JR.
                                       -----------------------------------------
                                       Herbert S. Winokur, Jr.

                                    EXHIBIT 1

                              EXPLANATION OF ITEM 7

         This Schedule 13G is being filed by Capricorn Investors II, L.P., a Delaware limited partnership ("Capricorn II"), Capricorn Holdings, LLC, a Delaware limited liability company and the general partner of Capricorn II ("Holdings LLC"), Capricorn Holdings, Inc., a Delaware corporation ("Holdings Inc.") and Herbert S. Winokur, Jr. ("Mr. Winokur") (collectively, the "Filing Parties"). Of the shares reported as beneficially owned in this Schedule 13G, 3,095,023 such shares are owned directly by Capricorn II (of which 3,087,021 shares are issued and outstanding and 8,002 shares are issuable upon exercise of presently exercisable options), 1,835,951 shares are owned directly by Holdings Inc. and 26,428 such shares are owned directly by Mr. Winokur. The shares beneficially owned by Capricorn II do not include 1,332 shares issuable upon exercise of options held by Capricorn II that are not currently exercisable. As general partner of Capricorn II, Holdings LLC is the indirect beneficial owner of the shares owned directly by Capricorn II. As the manager of Holdings LLC and the sole stockholder of Holdings Inc., Mr. Winokur may be deemed to control each of them and, in such capacities, possesses voting and dispositive power over the shares held by Capricorn II and Holdings Inc. Accordingly, Mr. Winokur may be deemed the beneficial owner of all of the shares reported as beneficially owned by the Filing Parties.

                                    EXHIBIT 2

                             JOINT FILING AGREEEMNT
                                      AMONG
              CAPRICORN INVESTORS II, L.P., CAPRICORN HOLDINGS, LLC
                            CAPRICORN HOLDINGS, INC.
                                       AND
                             HERBERT S. WINOKUR, JR.


         The undersigned hereby agree that the Schedule 13G with respect to the common stock without par value of NATCO Group, Inc. (the "Schedule 13G") is, and any amendments thereto executed by each of us shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.



Dated: February 5, 2003

                                       CAPRICORN INVESTORS II, L.P.

                                       By: CAPRICORN HOLDINGS, LLC, its General
                                           Partner


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, LLC


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, INC.


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: President


                                       /s/ HERBERT S. WINOKUR, JR.
                                       -----------------------------------------
                                       Herbert S. Winokur, Jr.